SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of January 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






       RYANAIR STARTS 9 NEW DAILY ROUTES FROM LONDON, FRANKFURT, BRUSSELS
                              AND STOCKHOLM TODAY

Ryanair, Europe's No 1. Low Fares Airline, today (15th Jan 04) commenced 4 NEW DAILY ROUTES from London Stansted to Austria, Italy, Germany and Spain with fares starting from an incredible 1.99 GBP (+ taxes).

The four new daily routes to Linz (Austria), Bari (Italy), Erfurt (Germany), Jerez (Spain) bring the total number of Ryanair daily routes served from London Stansted to 71.

In addition, Ryanair commenced 2 NEW DAILY ROUTES from Stockholm to Rome and Milan (Italy), 2 NEW DAILY ROUTES from Frankfurt Hahn to Barcelona (Reus) and Tampere (Finland) and also A NEW DAILY ROUTE linking Brussels to Valladolid in Spain.

Ryanair's Head of Communications, Paul Fitzsimmons, said:

"Our 9 new daily routes from London Stansted, Frankfurt Hahn, Stockholm and Brussels reflects Ryanair's commitment to bringing Ryanair's low fares and even better choice to millions of Europeans.

"With the opening of our two new bases in Rome and Barcelona on the 28th Jan and the 5th Feb respectively, Ryanair, Europe's No 1 low fares airline will serve 146 daily routes and 11 bases across Europe!

"Ryanair is No 1 for low fares, No 1 for routes, No 1 for punctuality and No 1 for customer service.

"Seats are available to book now and with fares for as little as 1.99 GBP (+ taxes), we urge customers to book immediately at www.ryanair.com"

Ends15th January 2004

For further information:
Paul Fitzsimmons - Ryanair Tel: 00 353 1 812 1228

Pauline McAlester - Murray Consultants Tel: 00 353 1 4980 300

9 x New Ryanair daily routes starting 15th January 2004

London Stansted                   Linz (Austria)
London Stansted                   Bari (Italy)
London Stansted                   Erfurt (Germany)
London Stansted                   Jerez (Spain)
Stockholm                         Rome
Stockholm                         Milan
Frankfurt                         Barcelona (Reus)
Frankfurt                         Tampere (Finland)
Brussels                          Valladolid (Spain)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 January 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director